Exhibit 99.1

Frontier Nuclear and Minerals Inc.

(Formerly Snow Lake Resources Ltd.)

Unaudited Condensed Interim Consolidated Financial Statements

For the Six months ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at December 31, 2025	As at June 30, 2025
	$	$
Assets
Current
Cash	16,141,406	17,829,149
Sales tax receivable (Note 4)	38,348	81,395
Prepaids and deposits (Note 5)	648,751	689,127
Short-term loan receivable (Note 6)	29,395,726	2,046,450
Short-term investments (Note 7)	3,402,202	1,660,738
Total Current Assets	49,626,433	22,306,859
Exploration and evaluation assets (Note 8)	35,144,640	32,980,487
Investment in joint venture (Note 9)	17,925,956	16,505,997
Long-term loan receivable (Note 10)	—	1,128,932
Long-term investments (Note 11)	10,775,746	5,203,071
Investment in Associate (Note 12)	12,502,120	—
Right-of-use assets (Note 13)	1,175,832	—
Total Assets	127,150,727	78,125,346

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 14)	1,070,155	1,646,662
Due to related parties (Note 23)	111,230	127,925
Lease liabilities - current portion (Note 15)	267,102	—
Loan payable - current portion (Note 12)	4,111,800	—
Derivative liabilities (Note 16)	24,796	111,913
Deferred liabilities (Note 9)	5,116,125	5,116,125
Other liabilities (Note 17)	12,271,871	—
Total Current Liabilities	22,973,079	7,002,625
Lease liabilities (Note 15)	959,780	—
Loan payable (Note 12)	5,610,068	—
Deferred liabilities (Note 9)	5,116,125	5,116,125
Total Liabilities	34,659,052	12,118,750

Equity
Share capital (Note 19)	147,952,639	106,536,406
Share-based payments reserve (Note 20)	2,027,311	2,004,216
Accumulated deficit	(57,488,275)	(42,534,026)
Total Shareholders’ Equity	92,491,675	66,006,596
Total Liabilities and Equity	127,150,727	78,125,346
Nature of operations and going concern (Note 1)
Contingencies (Note 26)
Subsequent events (Note 27)

Approved on behalf of the Board of Directors:

“Donal Carroll” (signed)	“Nachum Labkowski” (signed)
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	Six months ended December 31, 2025	Six months ended December 31, 2024
	$	$
Expenses
Professional fees	544,029	742,559
Consulting fees	1,969,358	1,055,643
Stock-based compensation (Notes 17, 20, 23)	12,338,372	169,066
Directors' and officers' consulting fees (Note 23)	509,395	476,499
Insurance expense	141,634	270,570
General and administrative expenses	485,370	790,908
Travel expenses	312,981	166,414
Transfer agent and regulatory fees	308,686	142,080
Depreciation on right-of-use assets (Note 13)	90,449	15,840
Bank fees and interest	35,064	4,730
Accretion expense (Note 15)	87,798	1,418
Interest on loan and debentures (Note 12)	223,775	397
Total Expenses	(17,046,911)	(3,836,124)

Other Items
Gain (loss) on change in fair value of derivative liabilities (Note 16)	87,117	(47,412)
Realized gain on sale of short-term investments (Note 7)	861,340	—
Unrealized gain on change of fair value of investments (Notes 7, 11)	1,032,644	—
Share of loss on investment in joint venture (Note 9)	(82,860)	—
Share of loss from Associate (Note 12)	(28,248)	—
Loss on debt settlement	—	(98,416)
Taxes and penalties (Note 18)	(24,166)	(800,000)
Premium on flow-through shares (Note 18)	—	2,016,543
Reversal of flow-through premium liability (Note 18)	—	460,974
Interest income (Note 6)	365,492	—
Foreign exchange loss	(118,657)	(52,822)
Total Other Income	2,092,662	1,478,867

Net Loss and Comprehensive Loss	(14,954,249)	(2,357,257)

Weighted Average Number of Outstanding Shares
Basic and diluted (Note 22)	12,417,745	2,354,785

Net Loss per Share
Basic and diluted (Note 22)	(1.20)	(1.00)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	Number of Shares[1]	Share Capital	Share-Based Payments Reserve	Accumulated Deficit	Total
	#	$	$	$	$
Balance, June 30, 2024	1,982,003	50,127,974	1,917,719	(26,548,238)	25,497,455
Issuance of shares on financing (Note 19)	3,663,766	34,941,250	—	—	34,941,250
Share issue costs (Note 19)	—	(8,931,771)	—	—	(8,931,771)
Issuance of shares per agreements (Note 19)	76,923	308,924	—	—	308,924
Issuance of shares per option agreements (Note 8)	155,730	1,490,860	—	—	1,490,860
Stock-based compensation (Notes 17 and 20)	—	—	79,617	—	79,617
Net loss for the period	—	—	—	(2,357,257)	(2,357,257)
Balance, December 31, 2024	5,878,422	77,937,237	1,997,336	(28,905,495)	51,029,078

Balance, June 30, 2025	8,748,167	106,536,406	2,004,216	(42,534,026)	66,006,596
Issuance of shares on financing (Note 19)	6,755,183	50,685,642	—	—	50,685,642
Share issue costs (Note 19)	—	(9,269,409)	—	—	(9,269,409)
Stock-based compensation (Notes 17 and 20)	—	—	23,095	—	23,095
Net loss for the period	—	—	—	(14,954,249)	(14,954,249)
Balance, December 31, 2025	15,503,350	147,952,639	2,027,311	(57,488,275)	92,491,675

The number of shares issued at December 31, 2025 is comprised as follows:
Shares considered previously issued	18,026,269
Issued and held in escrow by the Company (Note 12)	(2,500,000)
Issued and held by the Company	(22,919)
Issued and outstanding with other shareholders	15,503,350

1All Shares are shown on a post consolidation basis (Note 19)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	2025	2024
	$	$
Operating Activities
Net loss for the period	(14,954,249)	(2,357,257)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 13)	90,449	15,840
Interest on loan and debentures (Note 12)	223,775	—
Accretion expense (Note 15)	87,798	1,418
Interest income (Note 6)	(365,492)	—
(Gain) Loss on change in fair value of derivative liabilities (Note 16)	(87,117)	47,412
Unrealized gain on change of fair value of investments (Notes 7, 11)	(1,032,644)	—
Realized gain on sale of short-term investments (Note 7)	(861,340)	—
Share of loss on investment in joint venture (Note 9)	82,860	—
Share of loss from Associate (Note 12)	28,248
Premium on flow-through shares (Note 18)	—	(2,016,543)
Stock-based compensation (Notes 17, 20, 23)	12,338,372	169,066
Loss on debt settlement	—	98,416
Taxes and Penalties	—	339,026
Foreign exchange gain	(15,134)	—
Adjustments for Profit Loss	(4,464,474)	(3,702,622)
Adjustments for non-cash working capital:
Sales tax receivable	43,047	(154,763)
Prepaids and deposits	40,376	(665,353)
Accounts payable and accrued liabilities	(46,242)	1,936,615
Due to related parties	(16,695)	31,545
Cash Flows used in Operating Activities	(4,443,988)	(2,554,578)

Financing Activities
Proceeds from equity financing (Note 19)	50,685,642	34,941,250
Share issuance costs (Note 19)	(9,917,786)	(2,744,501)
Payment on redemption of restricted share units (Notes 17)	(54,779)	—
Lease payments (Note 15)	(133,298)	(17,913)
Cash Flows provided by Financing Activities	40,579,779	32,178,836

Investing Activities
Payments for exploration and evaluation assets (Note 8)	(2,046,041)	(3,755,065)
Investments in Joint Venture (Note 9)	(1,502,819)	—
Investments in Associates (Note 12)	(2,810,864)	—
Investment in short-term loans receivable (Note 6)	(28,026,040)	—
Repayments from short-term loans receivable (Note 6)	577,023	—
Purchases of short-term investments (Note 7)	(1,976,088)	—
Proceeds from sale of short-term investments (Note 7)	2,879,361	—
Purchases of long-term investments (Note 11)	(4,918,066)	—
Cash Flows used in Investing Activities	(37,823,534)	(3,755,065)

(Decrease) Increase in Cash	(1,687,743)	25,869,193
Cash, beginning of period	17,829,149	2,526,957
Cash, end of period	16,141,406	28,396,150

Supplemental Information	$	$
Exploration and evaluation assets in accounts payable	278,472	463,372
Share issuance costs in accounts payable	13,706	6,187,270

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.) (“Frontier” or the “Company”) was incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. The Company is a nuclear fuel cycle company and is focused on advancing a strategy to build a focused U.S. nuclear fuel cycle platform with exposure to uranium resources and select downstream technologies. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

On November 22, 2021, the Company was listed for trading under the NASDAQ Composite. Effective March 16, 2026, the Company changed its legal name from Snow Lake Resources Ltd. to Frontier Nuclear and Minerals Inc. and its Nasdaq trading symbol from ‘LITM’ to ‘FNUC’.

For the six months ended December 31, 2025, the Company incurred a net loss of $14,954,249 (2024 – $2,357,257), had negative cash flow from operations of $4,443,988 (2024 – $2,554,578), and as at December 31, 2025, the Company had an accumulated deficit of $57,488,275 (June 30, 2025 – $42,534,026). The Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses, and classifications of statements of financial position that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting. Accordingly, they do not include all of the information and disclosures required by IFRS for annual financial statements.

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on August 21, 2026.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value, as explained in the accounting policies as set out in Note 3. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp. PTY LTD., Snow Lake Exploration (US) Ltd., and Snow Lake Investments (US) Ltd.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. These consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(d)	Functional Currency

These consolidated financial statements are presented in Canadian dollars (“$” or “CAD”), which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e)	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known.

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, including financing activities, and the Company's cash position at year-end.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation (“E&E”) assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources (“IFRS 6”), to determine an accounting policy specifying which expenditures, if any, are capitalized as E&E assets, and to apply the policy consistently. E&E expenditures not capitalized as E&E assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording E&E expenditures for that mineral project, tests capitalized E&E assets (if any) for impairment and reclassifies those E&E assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(e)	Significant Accounting Judgments and Estimates (continued)

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Determination of joint control and classification

The assessment of whether the Company has control, joint control, or significant influence over another entity requires judgment. Key considerations include: (i) the activities that most significantly affect returns and how decisions about those activities are made; (ii) whether decisions require unanimous consent of the parties that collectively control the arrangement; (iii) whether rights held by other parties are substantive or protective; and (iv) the legal form of any separate vehicle and the contractual terms. These judgments affect whether an investee is consolidated as a subsidiary, accounted for as a joint operation or joint venture, or as an associate. Changes in facts and circumstances may result in a re-assessment of the classification.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Options, restricted share units and warrants

Options, restricted share units (“RSUs”) and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

Expected credit losses on financial assets

Determining an allowance for expected credit losses (“ECL”) for amounts receivable and all debt financial assets not held at fair value through profit or loss (“FVTPL”) requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, the Company reconsiders the functional currency of its business if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(e)	Significant Accounting Judgments and Estimates (continued)

Shares issued for non-cash consideration

The Company is required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

3.	Summary of Material Accounting Policies

(a)	Current and Non-Current Classification

Assets and liabilities are presented in the consolidated statements of financial position based on current and non-current classification.

An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when it is either expected to be settled in the normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

(b)	Cash

Cash in the consolidated statements of financial position comprises cash at a chartered bank in Canada, funds held in trust with the Company’s legal counsels, and funds held with the Company’s financing agent and investment broker, which are available on demand.

(c)	Exploration and Evaluation Assets

Title to E&E assets including mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, titles to all its mineral properties are in good standing.

The Company accounts for E&E assets in accordance with IFRS 6. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to E&E activities, including general administrative overhead costs, are expensed in the period in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to the Company, E&E expenditures in respect of that project are deemed to be impaired. As a result, those E&E expenditure costs, in excess of the estimated recoverable amount, are written off to the consolidated statements of loss and comprehensive loss.

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell (“FVLCS”) and value-in-use (“VIU”). Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered a mine under development. E&E assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(d)	Joint arrangements

The Company applies IFRS 11 Joint Arrangements to all arrangements where two or more parties are bound by a contractual arrangement and share joint control. The Company determines the type of joint arrangement by assessing its rights and obligations arising from the structure and terms of the arrangement, considering the legal form of the vehicle, the terms agreed by the parties, and other facts and circumstances.

Joint operations

When the Company has rights to the assets and obligations for the liabilities of the arrangement, it recognizes its direct share of assets, liabilities, revenues and expenses in accordance with the relevant IFRS standards.

Joint ventures

When the Company has rights to the net assets of the arrangement, the interest is classified as a joint venture and accounted for using the equity method under IAS 28. The investment is initially recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s profit or loss and other comprehensive income. Unrealized gains and losses on transactions with the joint venture are eliminated to the extent of the Company’s interest, unless the transaction provides evidence of impairment. If the Company’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to nil and further losses are recognized only to the extent that the Company has a legal or constructive obligation to make payments on behalf of the joint venture. The Company assesses investments in joint ventures for impairment in accordance with IAS 36.

(e)	Financial Instruments

The Company classifies and measures financial instruments in accordance with IFRS 9 – Financial Instruments (“IFRS 9”). A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Company recognizes financial assets and financial liabilities on the consolidated statements of financial position when it becomes a party to the financial instrument or derivative contract.

Classification

The Company classifies its financial assets in the following measurement categories: (a) those to be measured subsequently at FVTPL; (b) those to be measured subsequently at fair value through other comprehensive income (loss) (“FVTOCI”); and (c) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, short-term and long-term loans receivable, and short-term and long-term investments. The Company’s financial liabilities include its accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVTOCI. This category would also include debt instruments whose cash flow characteristics do not meet the solely payment of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in the consolidated statements of loss and comprehensive loss.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(e)	Financial Instruments (continued)

Financial assets at fair value through other comprehensive income

Debt and equity instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVTOCI. Movements in fair values are recognized in other comprehensive income (“OCI”) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit and loss.

When the financial asset is derecognized, the cumulative gain or loss recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”. As at December 31, 2025 and 2024, the Company did not have any financial assets at FVTOCI.

Amortized cost

Debt and equity instruments that are held for collection of contractual cash flows where those cash flows represent SPPI are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. The Company’s classification of financial assets and liabilities is summarized below:

Cash	FVTPL
Short-term loan receivable	Amortized cost
Short-term investments	FVTPL
Long-term loan receivable	Amortized cost
Long-term investment	FVTPL
Due to/from related parties	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost
Deferred liabilities	Amortized cost
Loan payable	Amortized cost
Derivative liabilities	FVTPL
Other liabilities	FVTPL

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets, including equity investments, are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or OCI (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in profit and loss.

Expected credit loss impairment model

Under IFRS 9, the Company recognizes a provision for ECL on financial assets that are measured on amortized cost. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(e)	Financial Instruments (continued)

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flow from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains or losses on derecognition are generally recognized in profit or loss.

Determination of fair value

The determination of fair value requires judgment and is based on market information, where available and appropriate. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

(f)	Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of FVLCS and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of loss and comprehensive loss.

(g)	Impairment of Non-Financial Assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s FVLCS and VIU. The VIU is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or CGU to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a CGU.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(h)	Leased Assets

The Company is party to a lease for office space. The Company assesses service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if it has the right to control the use of the identified asset.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company then recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The Company elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and lease of assets of low value, and not to recognize these short-term leases on the consolidated statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate, which was determined to be about 15%. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, the amount of the remeasurement is recognized as a corresponding adjustment to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

(i)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(j)	Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or OCI.

Current income tax is recognized and measured at the amount expected to be recovered from, or payable to, the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recorded for temporary differences at the date of the consolidated statements of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of a deferred tax asset is reviewed at the end of the reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of the reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(j)	Income Taxes (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if, and only if, they relate to income taxes levied by the same taxation authority and the Company has the legal rights and intent to offset.

Estimates

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(k)	Share Capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

(l)	Share-Based Payments Transactions

The Company operates a stock option plan (the “Option Plan”). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The fair value of options is determined based on the application of the Black-Scholes valuation model (“Black-Scholes”). The fair value of equity-settled stock-based compensation transactions is recognized as an expense with a corresponding increase in the share-based payments reserve.

If share-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Amounts recorded for cancelled or expired unexercised options are transferred to accumulated deficit in the period of which the cancellation or expiry occurs.

The Company also operates a RSUs Plan, where RSUs are granted to directors, employees and consultants from time to time. RSUs are measured at the fair value of the date of grant, based on the closing price of the Company’s common shares on the date of grant. The fair value of stock-based compensation on RSUs is recognized as an expense with a corresponding increase in the reserve for RSUs over the vesting period.

From time to time, the Company may also grant RSUs with a put right option, which provides the grantee with the right (the “Put Right Option”), but not the obligation to cause the Company to purchase all or a portion of the vested RSUs at a put purchase price (the “Put Purchase Price”). As the grantee has the choice of settlement through cash or in shares, these RSUs with the Put Right Option are considered to be a compound financial instrument that includes both a liability component and an equity component. At the measurement date, the Company accounts for the two components separately i.e. applying the requirements for cash-settled share-based payments to the liability component and applying the requirements for equity-settled share-based payments to the equity component, if that component has a recognized value. Applying the requirements for equity-settled share-based payments, the value of the equity component is not remeasured subsequently. Applying the requirements for cash-settled share-based payments, the liability is remeasured at each reporting date and on settlement date to its fair value.

If the grantee chooses cash settlement, then the cash payment settles the liability. Any equity component previously recognized in equity remains in equity. If the grantee employee chooses settlement in equity instruments, then the liability is transferred to equity as consideration for issuing the equity instruments.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(m)	Warrants

Share purchase warrants (each a “Warrant”) are classified as a component of equity. Warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the Warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Warrants issued for broker/financing compensation, are recognized at the fair value using Black-Scholes at the date of issuance. Warrants are initially recorded as a part of the reserves in warrant in equity at the recognized fair value.

Upon exercise of the Warrants, the previously recognized fair value of the Warrants exercised is reallocated to share capital from warrants reserve. Proceeds generated from the payment of the exercise price are also allocated to share capital. Amounts recorded for expired unexercised warrants are transferred to accumulated deficit in the period of which the expiry occurs.

(n)	Flow-Through Shares

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the year is disclosed separately.

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sales of such common shares being transferred to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into a flow-through share premium, equal to the estimated fair value of the premium that investors pay for the flow-through tax feature, which is recognized as a liability, and equity values of share capital and/or warrants. As related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes the related recovery.

(o)	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted (loss) earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

(p)	Foreign Currency Translation

The consolidated financial statements of the Company are prepared in its functional currency, determined on the basis of the primary economic environment in which the entity operates. The presentation and functional currency of the Company is the Canadian dollar.

Monetary assets and liabilities denominated in currencies other than CAD are translated into CAD at the rate of exchange prevailing at the reporting date.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

(q)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

4.	Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5.	Prepaids and Deposits

	December 31, 2025	June 30, 2025
	$	$
Prepaid insurance	349,509	94,960
Prepaid professional fees	157,269	434,419
Prepaid rent	133,868	133,868
Advances made to suppliers and deposits	8,105	25,880
Total	648,751	689,127

6.	Short-term Loan Receivable

The following table summarizes loans outstanding as at December 31, 2025:

 Schedule of Loan Outstanding

Borrower	Opening June 30, 2025 $	Additions $	Repayments $	Accrued Interest $	FX Movement $	Closing December 31, 2025 $
The T.I.M.E. Organization, Inc.	2,046,450	—	(577,023)	—	11,929	1,481,356
Minglement Solutions LLC	—	3,430,320	—	—	(3,820)	3,426,500
AK Holdings Group Inc.	—	10,891,343	—	98,413	(200,663)	10,789,093
CV3 Group, LLC	—	4,480,434	—	19,038	(25,984)	4,473,488
Starlink Capital LLC	—	1,930,033	—	5,678	(11,193)	1,924,518
Summit Strategies LLC	—	7,293,910	—	173,651	(166,790)	7,300,771
	2,046,450	28,026,040	(577,023)	296,780	(396,521)	29,395,726

The T.I.M.E. Organization Inc.

On June 16, 2025, the Company advanced $2,046,450 (US $1,500,000) to The T.I.M.E. Organization, Inc. under a senior secured term loan agreement.

The loan is repayable in 39 instalments of US $44,041, and the Company anticipates full repayment by December 31, 2026. The total expected cash inflow over the term of the loan is approximately US $1,717,600. The effective yield embedded in the amortization schedule is approximately 43% per annum.

The facility is secured by a first-priority lien over the borrower’s present and future accounts receivable, inventory, equipment, general intangibles, and cash. The loan agreement also contains standard financial and reporting covenants, restrictions on incurrence of additional debt, and customary events of default provisions.

The Company has designated this loan as a short-term financial asset measured at amortized cost.

Minglement Solutions LLC.

On July 14, 2025, the Company advanced $3,430,320 (US$2,500,000) to Minglement Solutions LLC (“Minglement”), a Delaware limited liability company, pursuant to a Senior Secured Promissory Note.

Repayment is structured as a balloon payment of US$2,800,000 in December 2026. The note is senior in priority and secured by a first-priority security interest in all assets of Minglement pursuant to a Security Agreement. The Company holds a right to demand immediate repayment of the entire outstanding principal balance at any time upon 60 days' written notice (the “Call Back Right”), in which case the borrower is required to repay US$2,625,000 (being US$2,500,000 principal plus a 5% return of US$125,000).

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

6.	Short-term Loan Receivable (continued)

AK Holdings Group Inc.

On December 3, 2025, the Company advanced $10,891,343 (US$7,800,000) to AK Holdings Group Inc. (“AK Holdings”), a company incorporated in Panama, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 3, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting AK Holdings from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company's consent.

CV3 Group, LLC

On December 18, 2025, the Company advanced $4,480,434 (US$3,250,000) to CV3 Group, LLC (“CV3”), a Delaware limited liability company, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 18, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting CV3 from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company's consent.

CV3 is a related party of the Company because of its relationship with one of the directors of the Company.

Starlink Capital LLC

On December 22, 2025, the Company advanced $1,930,033 (US$1,400,000) to Starlink Capital LLC (“Starlink”), a Wyoming limited liability company, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 22, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting Starlink from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company's consent.

Summit Strategies LLC

On October 3, 2025, the Company advanced $2,374,305 (US$1,700,000) to Summit Strategies LLC (“Summit Strategies”), a Wyoming limited liability company, pursuant to a secured promissory note. On October 30, 2025, the note was amended and a further $3,513,375 (US$2,500,000) was advanced. On November 3, 2025, a Second Note Amending Agreement was entered into and the Company advanced a further $1,406,230 (US$1,000,000). Interest accrues on each tranche from its respective advance date at 12% per annum. All principal, accrued interest, and other amounts are due in a single bullet repayment on July 3, 2026.

The note is secured by a first-priority lien over all assets of Summit Strategies, including all personal property, accounts, equipment, investment property, deposit accounts, general intangibles, and proceeds thereof.

The note contains negative covenants restricting Summit Strategies from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company's consent.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.	Short-term Investments

The Company’s short-term investments consist of the following:

Entity	Balance at June 30, 2025	Additions	Dispositions	Realized gain (loss) on sale of investments	Unrealized gain (loss) on change of fair value of investments	FX Movement	Balance at December 31, 2025
	$	$	$	$	$	$	$
Top End Energy Limited (Shares)	78,554	—	(36,817)	(3,076)	(8,603)	1,486	31,544
Mont Royal Resources Limited (Shares)	—	1,197,644	(426,106)	90,772	269,854	8,375	1,140,539
Desert Minerals Ltd. (Shares)	—	910,000	—	—	91,470	4,700	1,006,170
US1 Critical Minerals Ltd. (Shares)	—	914,700	—	—	274,410	—	1,189,110
Pinnacle Minerals Ltd. (Shares)	—	122,065	—	—	(87,080)	(146)	34,839
Resolution Minerals Ltd. (Shares)	1,582,184	29,323	(2,262,268)	619,474	—	31,287	—
Resolution Minerals Ltd. (Options)	—	—	(154,170)	154,170	—	—	—
	1,660,738	3,173,732	(2,879,361)	861,340	540,051	45,702	3,402,202

8.	Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the six months ended December 31, 2025 and the year ended June 30, 2025:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	32,980,487	26,612,758
Exploration and evaluation expenditures	1,514,153	7,818,048
Additions per property agreements	650,000	—
Disposal due to termination of property agreements	—	(1,450,319)
Balance, end of period	35,144,640	32,980,487

ACME Option Agreement

On January 29, 2024, the Company entered into an option agreement (the “ACME Option Agreement”) with ACME Lithium Inc. (“ACME”), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba, Canada (the “Shatford Lake Lithium Project”), which is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.

Pursuant to the ACME Option Agreement, the Company may exercise the option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development (“E&D”) expenditures over a two-year period, as follows:

●	Initial payment: Cash payment of $20,000 (paid);

●	Upon execution: Cash payment of $130,000 (paid);

●	First year: Cash payment of $150,000 (paid) and minimum E&D expenditures of $600,000 (incurred); and

●	Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

On November 26, 2025, the Company entered into a mineral property purchase and sale agreement with ACME pursuant to which the Company acquired the remaining 49% undivided interest in the Shatford Lake Lithium Project for cash consideration of $650,000. Concurrently, the option agreement dated January 29, 2024 between the parties, under which the Company had previously earned a 51% undivided interest in the property, was terminated. As a result of the acquisition, the Company holds a 100% undivided interest in the property. The property is subject to a 2% gross overriding royalty.

Engo Valley Uranium Project

On July 31, 2024, the Company and a British Columbia company (the “Vendor”) entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of Engo Valley Pty Ltd. (“Engo Valley”), a private Australian company, pursuant to which Frontier will acquire up to 85% undivided indirect interest in Namibia Minerals and Investment Holdings (Proprietary) Limited (the “Project Company”), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the “License”) for the Engo Valley Uranium Project.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets (continued)

Pursuant to the SPA, the Company will acquire Engo Valley in two stages, as follows:

(a)	First Stage Interest

Frontier acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided indirect interest in the Project Company (the “First Stage Interest”), upon:

●	payment to the Vendor of US $250,000 in cash (paid);

●	incurring exploration expenditures of a minimum of US $200,000 (incurred); and

●	allotting and issuing to the Vendor 155,730 common shares (issued).

(b)	Second Stage Interest

The Company will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided indirect interest in the Project Company by (the “Second Stage Interest”), for a total undivided indirect interest of 85% in the Project Company, upon:

●	incurring additional exploration expenditures of a minimum of US $800,000 on or before June 30, 2025 (incurred), provided, that any expenditures we incurred in excess of the US $200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

After the Company acquires the Second Stage Interest, the Company will be obligated to make the following payments to the Vendor, in the form of its common shares, upon the achievement of the following milestones:

i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines on or before July 31, 2027 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, the Company will issue an aggregate of 79,302 common shares; and

ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines on or before July 31, 2029 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, the Company will issue an aggregate of 79,302 common shares.

Mound Lake Property

On January 10, 2025, the Company and Free Battery Metal Limited (“Free Battery”) entered into a Term Sheet pursuant to which Frontier can earn up to an 80% interest in Free Battery’s Mound Lake Property. The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares.

On December 5, 2025, the Company and Free Battery entered into Amendment No. 1 to the Definitive Agreement, pursuant to which the timelines for the Second Option and Third Option were each extended by one year in consideration of the Company paying $20,000 and the claim renewal costs for the Mound Lake Property (estimated at approximately $8,000) on or before January 10, 2026 (paid).

Pursuant to the terms and conditions of the transaction, Frontier can earn up to an 80% interest in the Mound Lake property through the following option earn-ins:

●	First Option: Upon payment of $20,000 by Frontier to Free Battery (paid), Frontier shall earn a 10% interest in the Mound Lake Property.

●	Second Option: On or before the second anniversary of the effective date, Frontier shall have the right to acquire an additional 41% interest in the Mound Lake Property upon Frontier:

i)	having made work expenditures of at least $1,000,000; and

ii)	paying $500,000 to Free Battery.

●	Third Option: On or before the third anniversary of the effective date, Frontier shall have the right to acquire an additional 29% interest in the Mound Lake Property upon Frontier:

i)	having made additional work expenditures of $1,000,000; and

ii)	paying an additional $1,000,000 to Free Battery.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets (continued)

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Frontier will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property.

Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party's interest in the Mound Lake Property falls below 10%, such party's interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the “Dilution Conversion”).

Black Lake Uranium Project

On June 21, 2024, the Company acquired Global Uranium Acquisition Corp (Pty) Ltd. (“Global Uranium”) for cash consideration of $50,000 and the issuance of 76,923 common shares. Global Uranium held an option agreement to acquire a 100% interest in the Black Lake Uranium Project. On May 8, 2025, the Company defaulted on the option agreement. A loss on termination of the Black Lake option agreement of $1,379,415 was recorded in the consolidated statements of loss and comprehensive loss, consisting of previously capitalized E&E assets.

Buffalo Uranium Project

On February 18, 2025, the Company entered into a binding letter of intent to acquire Bazooka Resources Ltd. (“Bazooka”). Bazooka holds the exclusive option to acquire a 100% interest in the Buffalo Uranium Project. The Company made an initial cash payment of $70,904 (US$50,000) but subsequently made the determination to terminate the binding letter of intent. A loss on termination of $70,904 was recorded in the consolidated statements of loss and comprehensive loss, consisting of previously capitalized E&E assets.

Muskrat Dam Option Agreement

On February 5, 2024, the Company entered into an option agreement (the “Muskrat Dam Option Agreement”) with a private Manitoba company (“Manco”) to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the “Muskrat Dam Project”).

Pursuant to the Muskrat Dam Option Agreement, the Company paid $50,000, issued an aggregate of 38,462 common shares (Note 19), and granted 153,846 2024 Settlement Warrants (each a 2024 Settlement Warrant), whereby each 2024 Settlement Warrant is exercisable for a period of five years at an exercise price of US $19.50 (see Note 16).

The option agreement was amended and terminated on June 28, 2024, and the Company issued an aggregate of 269,231 shares in consideration for the termination (see Note 19). The 153,846 2024 Settlement Warrants previously issued were cancelled (see Note 16). A loss on termination of the Muskrat Dam Option Agreement of $4,652,894 was recorded in the consolidated statements of loss and comprehensive loss, consisting of $3,415,591 related to the issuance of termination shares, $2,805,780 related to previously capitalized E&E assets that were written off, net of $1,568,557 related to the derecognition of the derivative liability associated with the cancelled 2024 Settlement Warrants.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

9.	Investment in Joint Venture

On March 12, 2025, Frontier announced that it has entered into a 50/50 joint venture (the “Joint Venture”) with Global Uranium and Enrichment Limited (“GUE”), to acquire 100% of the Pine Ridge Uranium Project (“Pine Ridge”) in the Powder River Basin in Wyoming, United States.

The Company’s interest in the Joint Venture (“Powder River Basin LLC” or the “Buyer”) is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture are set out below:

	December 31, 2025	June 30, 2025
	$	$
Current Assets	292,144	1,154,723
Non-current assets	35,771,486	32,115,558
Current liabilities	(10,339,806)	(10,657,035)
Non-current liabilities	(10,297,153)	(10,232,250)
Net Assets	15,426,671	12,380,996

The summarized statement of profit and loss of Powder River Basin LLC for the six months ended December 31, 2025 and 2024 is set out below:

	December 31, 2025	December 31, 2024
	$	$
Administrative expenses	117,853	—
Amortization expenses	40,483	—
Interest expenses	7,384	—
Loss for the period	(165,720)	—
Company's share of loss for the period	(82,860)	—

The carrying value of the investment in the Joint Venture is as follows:

$
Balance, June 30, 2025	16,505,997
Cash contributions to JV	1,502,819
Share of loss in Powder River Basin LLC	(82,860)
Balance, December 31, 2025	17,925,956

Contingent Liabilities and Commitments:

The Buyer will purchase Pine Ridge from Stakeholder Energy LLC (“Seller”) upon payment to the Seller of $US22,500,000 cash, to be paid in three equal installments of US$7,500,000, payable as follows:

i.	US$7,500,000 to be paid at closing (“Closing”) of the Acquisition contemplated by the Purchase and Sale Agreement (“Acquisition Agreement”) (“First Instalment”);

ii.	US$7,500,000 to be paid on or before one-year from the date of Closing (“Second Instalment”); and

iii.	US$7,500,000 to be paid on or before two years from the date of Closing (“Third Instalment”).

Further:

i.	The Buyer shall pay the Seller a production royalty based on an applicable royalty percentage (which will be calculated by a net smelter returns variable between 3.5% and 6%, dependent on U3O8 realized price) from uranium, vanadium and related minerals produced and sold or deemed sold by Buyer from any additional property or property interests acquired by the Buyer, or its affiliates or permitted assigns, within twenty (20) years after the effective date of March 11, 2025.

ii.	The Buyer shall expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Closing.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

9.	Investment in Joint Venture (continued)

The Company is responsible for the 50% payment of the consideration. Deferred liabilities (current) have been recognised for its portion (US$3.75m) which is payable within 12 months and a further deferred liabilities (non-current) has been recognised for its portion (US$3.75m) which is payable within 24 months.

10.	Long-term Loan Receivable

On May 2, 2025, the Company subscribed to a secured convertible note issued by Commerce Resources Corp. for a principal amount of $1,100,000 (the “Convertible Note”). The Convertible Note bears interest at a rate of 20% per annum, accruing until the earlier of conversion or maturity, and has a contractual maturity of 24 months from issuance.

The Convertible Note provides the Company with the option to convert the outstanding principal and accrued interest into common shares of Commerce Resources Corp. at a fixed price of $0.12 per share, or at the price of a subsequent equity financing (not lower than $0.10 per share). In addition, if a Liquidity Event (IPO or Merger) occurs within 12 months of issuance, the Convertible Note will automatically convert into common shares at the price of such financing, subject to a floor equal to the then-prevailing market price. If no conversion occurs, the obligations are repayable in cash at maturity. The Convertible Note is secured against the assets of Commerce Resources Corp.

A Liquidity Event occurred during the six months ended December 31, 2025, and the outstanding principal and accrued interest was converted to common shares of Mont Royal Resources Ltd. (See Note 7).

11.	Long-term Investments

The Company’s long-term investment consists of the following:

Entity	Balance at June 30, 2025	Additions	Dispositions	Realized gain (loss) on sale of investment	Unrealized gain (loss) on change of fair value of investment	FX Movement	Balance at December 31, 2025
	$	$	$	$	$	$	$
Global Uranium and Enrichment Ltd. (Shares)	5,203,071	—	—	—	880,520	134,602	6,218,193
American Uranium Limited (Shares)	—	1,333,719	—	—	47,633	27,414	1,408,766
Nuran Wireless Inc. (Shares)	—	3,584,347	—	—	(435,560)	—	3,148,787
	5,203,071	4,918,066	—	—	492,593	162,016	10,775,746

Global Uranium Enrichment Ltd.

On April 16, 2025, the Company entered into a Subscription Agreement with Global Uranium and Enrichment Ltd. (“GUE”), an Australian Securities Exchange (ASX) listed entity. Pursuant to the agreement, the Company subscribed for 89,448,256 shares of GUE at an aggregate subscription price of $5,132,534, representing a 19.99% interest in GUE. In addition, the Company was granted 14,000,000 options exercisable at AU $0.13 per share, expiring three years from the date of issue.

The subscription shares and any shares issued on exercise of the options are subject to a six-month voluntary escrow period from completion, subject to certain limited exceptions. The Company is also entitled to appoint one nominee to GUE’s board of directors, conditional upon maintaining at least a 10% equity interest in GUE.

American Uranium Limited (formerly GTI Energy Limited)

On August 8, 2025, the Company entered into a Subscription Agreement with GTI Energy Limited (“GTI”), an Australian public company listed on the ASX. Under the agreement, the Company subscribed for 424,866,286 fully paid ordinary shares in GTI at an issue price of A$0.0035 per share, for total consideration of $1,333,719 (A$1,487,032). The subscription also included 212,433,143 free-attaching options with an exercise price of A$0.01 per option expiring September 25, 2028.

On August 29, 2025, GTI changed its name to American Uranium Limited (“AMU”) and completed a 1-for-40 share consolidation, bringing the Company’s ownership to 10,621,657 shares and 5,310,828 options with an exercise price of A$0.40.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.	Long-term Investments (continued)

Nuran Wireless Inc.

On December 22, 2025, the Company entered into a subscription agreement with Nuran Wireless Inc. (“Nuran”), a Canadian Securities Exchange (CSE) listed entity. Pursuant to the agreement, the Company subscribed for 1,259,515 units of Nuran at an aggregate subscription price of $3,584,347 (US $2,600,000), with each unit comprising one common share and one-half of one common share purchase warrant. In addition, the Company was granted 629,757 warrants exercisable at 150% of the Issue Price per share, expiring five years from the closing date.

12.	Investment in Associate

On October 17, 2025, the Company, through its wholly owned subsidiary Snow Lake Investments (US) Ltd., entered into a Subscription and Purchase Agreement with Kadmos Energy Services LLC (“Kadmos”), a Delaware limited liability company, to acquire an equity interest in Kadmos.

Under the agreement, the Company subscribed for 4,900,000 Class A Membership Units of Kadmos for total aggregate consideration of US$10,000,000. At closing, $2,810,864 (US$2,000,000) was paid in cash. The remaining US$8,000,000 was evidenced by a Secured Promissory Note (the “Note”) issued to Kadmos, repayable in six instalments through October 17, 2027.

The investment was completed concurrently with the execution of an Amended and Restated Operating Agreement, the Secured Promissory Note, and a Unit Pledge Agreement. The resulting capital structure of Kadmos is as follows:

●	4,900,000 Class A Units issued to Snow Lake Investments (US) Ltd.;

●	5,100,000 Class B Units issued to Exodys Energy and founding members; and

●	1,000,000 Profits Interest Units authorized under a 2025 Equity Incentive Plan and Phantom Equity Plan for employees and consultants.

The Company has determined that it exercises significant influence over Kadmos within the meaning of IAS 28 Investments in Associates and Joint Ventures and accordingly accounts for the investment using the equity method. This conclusion is based on the following indicators:

●	Economic interest: The Company holds 4,900,000 of 10,000,000 total voting units (Class A and Class B combined), representing approximately 49.0% of the economic and voting interest;

●	Board representation: The Company has the right to appoint one member of the initial three-person Board of Managers, providing direct participation in financial and operating policy decisions; and

●	Path to majority control: Upon contributing an additional US$2,000,000 under the Note, the Board expands to five members and the Company becomes entitled to appoint a majority of directors, further evidencing the significance of its influence over Kadmos.

At initial recognition on October 17, 2025, the investment in associate was recorded at $12,530,368, comprising:

●	Cash consideration: $2,810,864; and

●	Fair value of Secured Promissory Note: The Note was initially recognised as a financial liability at its fair value of $9,719,504, being the present value of contractual cash flows discounted at the effective interest rate of 12% per annum.

The following table summarizes the movement in the carrying amount of the investment in associate for the six-month period ended December 31, 2025 and year ended June 30, 2025:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	—	—
Initial recognition - cash consideration	2,810,864	—
Initial recognition - Note payable	9,719,504	—
Share of net loss of associate	(28,248)	—
Balance, end of period	12,502,120	—

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.	Investment in Associate (continued)

The Note is classified as a financial liability measured at amortized cost in accordance with IFRS 9. Although the Note permits repayment at the Company’s sole discretion in either cash or freely tradable common shares of the Company, the lender is guaranteed receipt of the fixed principal amount of US$8,000,000 through a true-up mechanism that adjusts the number of shares delivered to equal the contracted dollar value. Accordingly, the instrument passes the solely payments of principal and interest (“SPPI”) criterion and amortized cost classification is appropriate.

The following table presents the movement in the carrying amount of the Note payable for the six-month period ended December 31, 2025 and year ended June 30, 2025:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	—	—
Initial recognition - Note payable	9,719,504	—
Interest on loan and debentures	223,775	—
Impact of foreign exchange	(221,411)	—
Balance, end of period	9,721,868	—
Current portion	4,111,800	—
Long-term portion	5,610,068	—

13.	Right-of-Use Assets

Effective July 1, 2025, the Company entered into a lease agreement for office space, for a term of seven years. As at December 31, 2025 and June 30, 2025, the Company’s right-of-use (“ROU”) assets are as follows:

	December 31, 2025	June 30, 2025
	$	$
Cost, beginning of period	—	63,360
Additions for right-of-use assets	1,266,281	—
Balance, end of period	1,266,281	63,360

Accumulated Amortization, beginning of period	—	34,320
Depreciation	90,449	29,040
Accumulated Amortization, end of period	90,449	63,360

Net Book Value	1,175,832	—

14.	Accounts Payable and Accrued Liabilities

	December 31, 2025	June 30, 2025
	$	$
Trade payables	722,161	1,408,720
Accrued liabilities	347,994	237,942
	1,070,155	1,646,662

15.	Lease Liabilities

The movements and carrying amounts of the Company’s ROU assets under lease as per disclosed in Note 13, are summarized as follows:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	—	31,107
Additions of lease liabilities	1,266,281	—
Lease payments	(133,298)	(32,842)
Accretion on lease liabilities	87,798	1,735
Impact of foreign exchange	6,101	—
	1,226,882	—

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.	Derivative Liabilities

The changes to the derivative liabilities are as follows:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	111,913	305,025
Fair value of derivative liability on date of issuance	—	129,440
Fair value changes of derivative liability – Finders’ Warrants	1,527	(38,060)
Fair value changes of derivative liability – Incentive Warrants	—	(11,754)
Fair value changes of derivative liability – Settlement Warrants	(30,164)	(160,622)
Fair value changes of derivative liability – Agents’ Warrants	(2,735)	(37,803)
Fair value changes of derivative liability – Performance Warrants	—	(946)
Fair value changes of derivative liability – Octagon Warrants	(55,745)	(73,367)
Balance, end of period	24,796	111,913

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 14,154 finders’ warrants (each a “Finders’ Warrant”) exercisable at US $121.875 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using the Black-Scholes valuation model (“Black-Scholes”) with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at December 31, 2025, the derivative liability related to the Finders’ Warrants was measured at a fair value of $8,752 (June 30, 2025 - $7,225) using Black-Scholes with the following assumptions: share price of US $3.000, exercise price of US $121.875, expected volatility of 226.56%, expected dividend yield of 0%, risk-free interest rate of 2.57% and an estimated remaining life of 0.89 years.

During the six months ended December 31, 2025, the Company recorded a fair value increase of $1,527 on the derivative liability related to the Finders’ Warrants (December 31, 2024 – fair value gain of $4,279).

Incentive Warrants

On February 17, 2023, the Company issued 17,307 incentive warrants (each a “Incentive Warrant”) to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) US $39.00 for 5,769 Incentive Warrants; (ii) US $52.00 for 5,769 Incentive Warrants; and (iii) US $65.00 for 5,769 Incentive Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2025, the derivative liability related to the Incentive Warrants was measured at a fair value of $nil as the Incentive Warrants expired on February 17, 2025 (June 30, 2025 - $nil).

During the six months ended December 31, 2025, the Company recorded a fair value change of $nil (2024 – fair value decrease of $10,913) on the derivative liability related to the Incentive Warrants.

Settlement Warrants

On March 31, 2023, the Company issued 38,462 settlement warrants (each a “Settlement Warrant”) to two additional third-parties pursuant to an agreement for release and settlement of claims advanced against the Company, whereby each Settlement Warrant is exercisable for a period of three years at an exercise price of US $32.50. On initial recognition, the fair value of these Settlement Warrants was estimated at $979,294 using Black-Scholes with the following assumptions: expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51%, and an expected life of three years. The fair value of the Settlement Warrants was recorded as professional fees on the consolidated statements of loss and comprehensive loss.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.	Derivative Liabilities (continued)

As at December 31, 2025, the derivative liability related to the Settlement Warrants was measured at a fair value of $1,074 (June 30, 2025 - $31,238) using Black-Scholes with the following assumptions: share price of US $3.00, exercise price of US $32.50, expected volatility of 195.53%, expected dividend yield of 0%, risk-free interest rate of 2.15% and an estimated remaining life of 0.25 years.

During the six months ended December 31, 2025, the Company recorded a fair value decrease of $30,164 (2024 – fair value increase of $32,656) on the derivative liability related to the Settlement Warrants.

Agents’ Warrants

On September 21, 2023, the Company issued 6,615 agents’ warrants (each an “Agents’ Warrant”) in connection to the flow-through financing, whereby each Agents’ Warrant is exercisable for a period of five years at an exercise price of US $34.71. On initial recognition, the fair value of these Agents’ Warrants was estimated at $139,639 using Black-Scholes with the following assumptions: expected volatility of 139% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.25%, and an expected life of five years. The fair value of the Agents’ Warrants was recorded as share issuance costs and netted against share capital on the consolidated statements of financial position.

As at December 31, 2025, the derivative liability related to the Agents’ Warrants was measured at a fair value of $14,642 (June 30, 2025 - $17,377) using Black-Scholes with the following assumptions: share price of US $3.00, exercise price of US $34.71, expected volatility of 162.92%, expected dividend yield of 0%, risk-free interest rate of 2.57% and an estimated remaining life of 2.73 years.

During the six months ended December 31, 2025, the Company recorded a fair value decrease of $2,735 on the derivative liability related to the Agents’ Warrants (December 31, 2024 – fair value increase of $22,336).

Performance Warrants

On October 2, 2023, the Company issued 23,076 performance warrants (each a “Performance Warrant”) to a third-party pursuant to a marketing services agreement between the parties, whereby each Performance Warrant is exercisable for a period of one year at an exercise price of: (i) US $26.00 for 7,692 Performance Warrants; (ii) US $32.50 for 7,692 Performance Warrants; and (iii) US $39.00 for 7,692 Performance Warrants. On initial recognition, the fair value of these Performance Warrants was estimated at $171,631 using Black-Scholes with the following assumptions: expected volatility of 137% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.83%, and an expected life of one year. The fair value of the Performance Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2025, the derivative liability related to the Performance Warrants was measured at a fair value of $nil as the Performance Warrants expired on October 2, 2024 (June 30, 2025 - $nil)

During the six months ended December 31, 2025, the Company recorded a fair value change of $nil on the derivative liability related to the Performance Warrants (December 31, 2024 – fair value decrease of $946).

Octagon Warrants

On April 1, 2025, the Company issued 19,231 performance warrants (each an “Octagon Warrant”) to a third-party pursuant to the marketing agreement between the parties, whereby each Octagon Warrant is exercisable for a period of one year at an exercise price of US $13.00. On initial recognition, the fair value of these Octagon Warrants was estimated at $129,440 using Black-Scholes with the following assumptions: expected volatility of 238.19%, expected dividend yield of 0%, risk-free interest rate of 2.49%, and an expected life of one year. The fair value of the Octagon Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2025, the derivative liability related to the Octagon Warrants was measured at a fair value of $328 (June 30, 2025 - $56,073) using Black-Scholes with the following assumptions: share price of US $3.00, exercise price of US $13.00, expected volatility of 113.47%, expected dividend yield of 0%, risk-free interest rate of 2.15% and an estimated remaining life of 0.30 years.

During the six months ending December 31, 2025, the Company recorded a fair value decrease of $55,745 on the derivative liability related to the Octagon Warrants (December 31, 2024 - $nil).

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

17.	Other Liabilities

The Company grants RSUs which contained a put right option (the “Put Right Option”) where the holders can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

On January 30, 2023, the Company granted 30,769 RSUs to various directors which contained a put right option (the “Put Right Option”) where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. As at August 9, 2023, 12,308 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $534,240 (US $400,000) to redeem these 12,308 RSUs at the Put Purchase Price. On January 10, 2025, the remaining 18,461 RSUs with the Put Right Option were exercised. The Company paid $863,280 (US $600,000) to redeem these 18,461 RSUs at the Put Right Exercise Price.

On July 21, 2025, in connection with the adoption of the Company’s RSU Plan, the board of directors approved the transition of all previously issued RSUs into the RSU Plan, with vesting accelerated to the earlier of (i) the date following such adoption at which the applicable participant elects to vest, provided such date is within 30 months of the adoption date, and (ii) June 30, 2026, or such earlier date as the market capitalization of the Corporation exceeds US $150,000,000 for 10 consecutive trading days. Accordingly, 3,846 RSUs originally granted on July 14, 2023 and 890,375 RSUs originally granted on January 9, 2025 were recognized as liabilities at their respective fair values on the transition date, being US $30.90 for the July 14, 2023 grants and US $9.72 for the January 9, 2025 grants, based on the 30-day volume weighted average price of the Company’s common shares on the original grant date.

Concurrently, the Company granted 107,125 new RSUs to directors, officers, and a consultant of the Company at a grant date fair value of US $3.91 per RSU, based on the 30-day volume weighted average price of the Company’s common shares on July 21, 2025. Of these, 12,000 RSUs vested immediately on the grant date, with the remaining 95,125 RSUs vesting on the earlier of June 30, 2026, or the market capitalization of the Corporation exceeding US $150,000,000 for 10 consecutive trading days. Share-based compensation is recognized on a straight-line basis over the vesting period from July 21, 2025, to June 30, 2026.

On July 21, 2025, 6,807 RSUs were redeemed for cash consideration of $54,779.

The following table summarizes the movement in the RSU liability during the six-month period ended December 31, 2025 and the year ended June 30, 2025:

	December 31, 2025	June 30, 2025
	$	$
Balance, beginning of period	—	773,891
Share based compensation	12,315,277	89,449
RSUs redeemed in cash	(54,779)	(863,280)
Impact of foreign exchange	11,373	(60)
Balance, end of period	12,271,871	—

18.	Flow-Through Share Liability

Flow-through share liability includes the liability portion of the flow-through shares issued. The flow-through common shares issued in the offering completed on September 21, 2023 were issued at a premium to the market price in recognition of the tax benefits accruing to subscribers. The flow-through premium was calculated to be $3,637,149 and was derecognized through income as eligible expenditures were incurred.

During the year ended June 30, 2025, the Company incurred eligible expenditures of $4,273,151, satisfying $2,016,543 of such premium.

As of June 30, 2025, the Company had not fully spent the required amount, resulting in potential tax penalties and investor compensation obligations. As a result, the Company has recorded a provision of $1,059,721 for estimated Part XII.6 tax payable to the Canada Revenue Agency and for potential investor compensation related to tax benefit adjustments.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

19.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

On May 2, 2025, the Company completed a 1-for-13 reverse stock split of its outstanding common shares. All references to the number of common shares, earnings per share, and per share information in these consolidated financial statements have been retroactively adjusted to reflect the impact of the share split for all periods presented. The total number of common shares outstanding decreased from 101,406,557 to 7,800,497, with no change in total share capital.

Common shares issued and outstanding from June 30, 2024 to December 31, 2025 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2024	1,982,003	50,127,974
Shares issued on ATM financings	5,842,892	63,274,574
Share issue costs	—	(16,672,731)
Shares issued per agreements	776,535	8,325,336
Shares issued per option agreements	155,730	1,490,860
Share based compensation	14,615	186,031
Treasury shares held for cancellation	(22,919)	(191,898)
Cash paid in lieu on shares consolidation	(689)	(3,740)
Balance, June 30, 2025	8,748,167	106,536,406
Shares issued on ATM financings	6,755,183	50,685,642
Share issue costs	—	(9,269,409)
Balance, December 31, 2025	15,503,350	147,952,639

Share capital transactions for the six months ended December 31, 2025

On April 17, 2025, the Company entered into an ATM Sales Agreement with ThinkEquity LLC (the “Agent”), pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$50,000,000 of common shares of the Company. During the six months ending December 31, 2025, the Company had sold 6,755,183 common shares for gross proceeds of $50,685,642.

In connection with the equity financings above, the Company paid fees and expenses for marketing, commissions, and professional services in the amount of $9,269,409.

Share capital transactions for the year ended June 30, 2025

On August 7, 2024, the Company issued 155,730 common shares in connection with the acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project. These common shares were valued at $1,490,860 based on the Company’s closing share price on the date of issuance.

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with the Agent, as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. During the year ended June 30, 2025, the Company has sold 1,009,919 common shares for gross proceeds of $4,081,551 (US $2,897,622).

On December 20, 2024, the Company issued 1,211,538 common shares at a price of US $5.33 per share in a best-efforts public offering, for gross proceeds of $9,276,199 (US $6,457,500).

On December 31, 2024, the Company issued 1,442,307 common shares at a price of US $10.40 per share in a best-efforts public offering, for gross proceeds of $21,583,500 (US $15,000,000).

On January 27, 2025, the Company issued 1,230,769 common shares at a price of US $13.00 per share in a best-efforts public offering for gross proceeds of $23,009,600 (US $16,000,000).

On April 17, 2025, the Company entered into an ATM Sales Agreement with the Agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$50,000,000 of common shares of the Company. During the year ended June 30, 2025, the Company had sold 948,359 common shares for gross proceeds of $5,323,724 (US$3,858,666).

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

In connection with the equity financings above, the Company paid fees and expenses for marketing, commissions, and professional services in the amount of $16,672,731.

On November 18, 2024, the Company issued 76,923 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $308,924 based on the Company’s closing share price on the date of issuance.

The Board of Directors approved the issuance of up to 38,461 shares to settle debts owed to various creditors under a Debt Settlement Agreement. The shares were issued on January 10, 2025. These common shares were valued at $489,627 based on the Company’s closing share price on the date of issuance.

On February 28, 2025, the Company issued 378,461 common shares to 10183923 Manitoba Ltd. and 38,461 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement between the respective parties. These common shares were valued at $5,358,848 and $544,598, respectively, based on the Company’s closing share price on the date of issuance.

On March 12, 2025, the Company issued 123,076 common shares to 10223254 Manitoba Ltd. pursuant to a debt settlement agreement between the parties. These common shares were valued at $838,126 based on the Company’s closing share price on the date of issuance.

On March 13, 2025, the Company issued 121,153 common shares to 10223778 Manitoba Ltd. pursuant to a debt settlement agreement between the parties. These common shares were valued at $785,213 based on the Company’s closing share price on the date of issuance.

On January 10, 2025, 6,923 common shares were granted to directors and committee members. These common shares were valued at $88,120 based on the Company’s closing share price on the date of issuance. The Company also issued 7,692 common shares to the CEO on the exercise of RSUs.

During the year ended June 30, 2025, the Company bought back 22,919 shares for $191,898.

20.	Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 185,133 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at December 31, 2025, the Company had 118,996 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the six months ended December 31, 2025, and the year ended June 30, 2025:

	December 31, 2025		June 30, 2025
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	#	$	#	$
Opening Balance	62,137	USD 5.00	62,137	USD 5.00
Granted	4,000	USD 5.00	—	—
Ending Balance	66,137	USD 5.00	62,137	USD 5.00

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

20.	Reserve for Share-Based Payments (continued)

Option activities for the six months ended December 31, 2025

On July 21, 2025, the Board of Directors approved the repricing of all outstanding stock options to a revised exercise price of US $5.00 per option. The repricing applied to all option holders on a consistent basis. Management assessed the impact of the repricing and determined that the revised exercise price did not result in any incremental fair value being conveyed to option holders. Accordingly, no additional share-based payment expense has been recognized in relation to this repricing.

On July 21, 2025, the Company granted 4,000 options to a director. The options are exercisable at a price of US $5.00 per common share until January 30, 2028 and vested immediately on grant. The options were valued using Black-Scholes with the following assumptions: expected volatility of 422.48%, expected dividend yield of 0%, risk-free interest rate of 2.81%, and an expected life of 2.53 years. The grant date fair value attributable to these options of $23,095 was recorded as stock-based compensation.

Option activities for the year ended June 30, 2025

On January 9, 2025, the Board of Directors approved the repricing of all outstanding stock options to a revised exercise price of US $19.50 per option (subsequently repriced to US $5.00). The repricing applied to all option holders on a consistent basis. Management assessed the impact of the repricing and determined that the revised exercise price did not result in any incremental fair value being conveyed to option holders. Accordingly, no additional share-based payment expense has been recognized in relation to this repricing.

The following table summarizes information of stock options outstanding and exercisable as at December 31, 2025:

				Weighted average
	Number of options	Number of options		remaining
Date of expiry	outstanding	exercisable	Exercise price	contractual life
	#	#	$	Years
July 17, 2026	19,231	19,231	USD 5.00	0.54
November 18, 2026	7,521	7,521	USD 5.00	0.88
January 30, 2028	27,077	27,077	USD 5.00	2.08
May 24, 2029	12,308	12,308	USD 5.00	3.40
	66,137	66,137	USD 5.00	1.74

21.	Reserve for Warrants

The following summarizes the warrant activity for the six months ended December 31, 2025, and the year ended June 30, 2025:

	December 31, 2025		June 30, 2025
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
	#	$	#	$
Opening Balance	78,462	USD 44.03	99,614	USD 48.73
Issuance of Octagon Warrants	—	—	19,231	USD 13.00
Expired	—	—	(7,692)	USD 26.00
Expired	—	—	(7,692)	USD 32.50
Expired	—	—	(7,692)	USD 39.00
Expired	—	—	(5,769)	USD 39.00
Expired	—	—	(5,769)	USD 52.00
Expired	—	—	(5,769)	USD 65.00
Ending Balance	78,462	USD 44.03	78,462	USD 44.03

For more information on the warrant issuances, see Note 16.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

21.	Reserve for Warrants (continued)

The following table summarizes information of warrants outstanding as at December 31, 2025:

	Number of		Weighted average
	warrants		remaining
Date of expiry	outstanding	Exercise price	contractual life
	#	$	Years
March 31, 2026	38,462	USD 32.50	0.25
April 1, 2026	19,231	USD 13.00	0.25
November 19, 2026	14,154	USD 121.88	0.89
September 21, 2028	6,615	USD 34.71	2.73
	78,462	USD 44.03	0.58

22.	Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the six months ended December 31, 2025, were based on the net loss of $14,954,249 (2024 –$2,357,257) and the weighted average number of basic and diluted common shares outstanding of 12,417,745 (2024 – 2,354,785).

23.	Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of directors and other members of key management personnel during the six months ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
	$	$
Directors’ and Officers’ consulting fees	509,395	462,154
Exploration and evaluation expenditures	60,000	60,000
	569,395	522,154

Exploration and evaluation expenditures

During the six months ended December 31, 2025, fees of $60,000 (2024 – $60,000) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

During the six months ended December 31, 2025, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $12,307,676 (2024 – $169,066) was recorded in connection with the vesting of these securities. See notes 17 and 20 for more information.

Related party balances

All related party balances, for services and business expense reimbursements rendered as at December 31, 2025 and June 30, 2025 are non-interest bearing and payable on demand, and are comprised of the following:

	December 31, 2025	June 30, 2025
	$	$
Payable to officers and directors	111,230	127,925
	111,230	127,925

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

24.	Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the flow-through obligations from the Offering.

25.	Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and short-term receivables. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash and short-term receivables is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

As at December 31, 2025, the Company had a cash balance of $16,141,406 (June 30, 2025 – $17,829,149) to settle current liabilities of $22,973,079 (June 30, 2025 - $7,002,625).

As at December 31, 2025, the Company had the following undiscounted contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,070,155	—	—	1,070,155
Due to related parties	111,230	—	—	111,230
Lease liabilities	267,102	850,328	767,336	1,884,766
Loan payable	4,111,800	6,853,000	—	10,964,800
Deferred liabilities	5,116,125	5,116,125	—	10,232,250
Other liabilities	12,271,871	—	—	12,271,871
Total	22,948,283	12,819,453	767,336	36,535,072

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at December 31, 2025.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

25.	Financial Risks (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2025, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk is not significant; however, the Company monitors its USD-denominated balances and transactions on an ongoing basis.

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2025, the Company’s financial instruments consisted of cash, short-term and long-term loans receivable, short-term and long-term investments, accounts payable, due to related parties, lease liabilities, loan payable, derivative liabilities, deferred liabilities, and other liabilities.

The fair value of accounts payable, loan payable, short-term and long-term loans receivable, deferred liabilities and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	16,141,406	—	—	16,141,406
Short-term loan receivable	—	29,395,726	—	29,395,726
Short-term investments	3,402,202	—	—	3,402,202
Long-term investment	10,775,746	—	—	10,775,746
Accounts payable and accrued liabilities	(1,070,155)	—	—	(1,070,155)
Due to related party	(111,230)	—	—	(111,230)
Lease liabilities	—	(1,226,882)	—	(1,226,882)
Loan payable	—	(9,721,868)	—	(9,721,868)
Deferred liabilities	—	(10,232,250)	—	(10,232,250)
Derivative liabilities	—	(24,796)	—	(24,796)
Other liabilities	—	(12,271,871)	—	(12,271,871)
Total	29,137,969	(4,081,941)	—	25,056,028

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

25.	Financial Risks (continued)

June 30, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	17,829,149	—	—	17,829,149
Short-term loan receivable	—	2,046,450	—	2,046,450
Short-term investments	1,660,738	—	—	1,660,738
Long-term loan receivable	—	1,128,932	—	1,128,932
Long-term investment	5,203,071	—	—	5,203,071
Accounts payable and accrued liabilities	(1,646,662)	—	—	(1,646,662)
Due to related party	(127,925)	—	—	(127,925)
Deferred liabilities	—	(10,232,250)	—	(10,232,250)
Derivative liabilities	—	(111,913)	—	(111,913)
Total	22,918,371	(7,168,781)	—	15,749,590

As at December 31, 2025, the Company’s financial instruments carried at fair value consisted of its cash, short-term and long-term investments, accounts payable and accrued liabilities, and due to related parties which are classified as Level 1, and its short-term and long-term receivables, deferred liabilities, derivative liabilities, and other liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the periods ended December 31, 2025 and June 30, 2025.

26.	Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2025, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2025, the Company has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of US $1,392,000 (to US $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. The Company seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2025, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

27.	Subsequent Events

Acquisition of GUE

On February 13, 2026, the Company completed the acquisition of the remaining 80.30% of the issued and outstanding shares of GUE. The Acquisition was effected by way of a share scheme of arrangement and an option scheme of arrangement (together, the “Schemes”) under Part 5.1 of the Corporations Act 2001 (Cth) of Australia, approved by GUE securityholders on January 27, 2026, and sanctioned by the Federal Court of Australia on February 3, 2026.

As consideration for the Acquisition, the Company issued an aggregate of 6,671,018 common shares. The Company also issued 393,108 warrants exercisable at US$4.8185 per share until April 21, 2028, and 522,519 warrants exercisable at US$5.5598 per share until May 14, 2027, in replacement of all cancelled GUE options.

Frontier Nuclear and Minerals Inc. (Formerly Snow Lake Resources Ltd.)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

27.	Subsequent Events (continued)

Debt Settlement

On February 24 and 25, 2026, the Company settled an aggregate of US$1,000,000 in outstanding trade payables through the issuance of 500,000 common shares (100,000 shares and 400,000 shares, respectively)

RSU Redemptions

Subsequent to December 31, 2025, 131,792 RSUs were redeemed for a cash equivalent amount of US$499,955, which remains payable by the Company.

RSU Settlement and Debt Conversion Agreements

Subsequent to December 31, 2025, the Company entered into arrangements concerning the settlement of certain RSU-related obligations. Those arrangements were superseded by settlement and confirmation agreements effective June 30, 2026.

Effective June 30, 2026, the Company entered into an RSU amending, confirmation and settlement agreement with certain RSU holders and related shareholders. Pursuant to the agreement, 7,098,872 common shares were confirmed and recognized at a deemed price of US$1.15 per share as consideration for the full and final release and settlement of claims relating to a prior RSU award. Following the settlement, no RSUs remain outstanding in favour of the applicable participant. The executed agreement supports the characterization of the 7,098,872 shares as consideration for the release, rather than settlement of the previously asserted cash equivalent amounts.

The agreement also settled a US$29,313 obligation relating to 7,500 vested RSUs through an aggregate of 25,489 common shares at a deemed price of US$1.15 per share. This amount consists of 13,055 common shares that were confirmed and recognized and 12,434 additional common shares to be issued from treasury.

Also effective June 30, 2026, the Company entered into an assignment, debt conversion and amending agreement pursuant to which A$6,332,613 of convertible note indebtedness was converted into 3,810,030 common shares at a deemed price of US$1.15 per share. Of those shares, 3,589,832 common shares were satisfied through the confirmation and recognition of existing common shares and 220,198 additional common shares are to be issued from treasury. The maturity date of a secured promissory note owing to the Company, with an aggregate balance of US$5,629,205 as at June 30, 2026, was extended to July 1, 2027.